FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of FEBRUARY, 2001


                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HILTON PETROLEUM LTD.
                                     ------------------------------------------
                                     (Registrant)

Date   February 23, 2001             By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                              HILTON PETROLEUM LTD.
                        #1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7
                               TEL: (604) 685-9316
                                CDNX SYMBOL: HTP
                        WEB SITE: WWW.HILTONPETROLEUM.COM

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NEWS RELEASE                                                   FEBRUARY 23, 2001

The Company has made a filing with the Canadian Venture Exchange to extend the term of 266,308 warrants, exercisable to purchase 266,308 common shares at $3.46 per share. The proposed expiry date is March 31, 2002.


ON BEHALF OF THE BOARD



/s/Nick DeMare
-------------------------------
Nick DeMare, Director





       The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.